UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X].

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Information Statement

On or about November 6, 2006 China Natural Resources, Inc. (the “Company”) first disseminated an information statement to its members in connection with its 2006 annual meeting of members.  A copy of the information statement is furnished as an exhibit to this report.

Change in Directors

On June 26, 2006, Lo Kin Cheung resigned as a Class I director of the Company.  On June 26, 2006, Yip Wing Hang was appointed as a Class I director, to fill the unexpired term of office Lo Kin Cheung.

Yip Wing Hang has been a director and a member of the Company's Audit Committee since June 26, 2006.  From February 2002 to present, Mr. Yip has been the marketing director of Hantec Investment Consultant Limited, responsible for the wealth management business. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Bachelor’s degree in International Business Studies from the City University of Hong Kong. He also holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Exhibits

No.

Description

99.1

Information Statement for 2006 Annual Meeting of Members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

CHINA NATURAL RESOURCES, INC.

Date:  November 6, 2006

By: /s/  Li Feilie

      Li Feilie

      President and Chief Executive Officer